Exhibit 99.8(DD)

Dear Financial Services Firm (“you” or “Intermediary”),

As principal underwriter of the DWS Funds, we (or a predecessor firm) or our affiliate have entered into a selling group or other agreement or agreements (the “Agreement”) with you to permit you, as applicable, to sell, service, or facilitate trading in shares of the DWS Funds (collectively, the “Shares”).

This amendment to the Agreement is entered into as of the date indicated in the signature block below, with an effective date of October 16, 2007, or such earlier date as of which you begin providing the Shareholder information described below, and includes the following provisions:

1. Agreement to Provide Information.  Intermediary agrees to provide the Fund, upon written request, the taxpayer identification number (“TIN”), the Individual Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII”), if known, of any or all Shareholder(s) of the account and the amount, date, and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through each account maintained by the Intermediary during the period covered by the request. Unless otherwise specifically requested by the Fund, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

2. Period Covered by Request.  Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought.  The Fund may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

3. Timing of Requests.  Fund requests for Shareholder information shall be made no more frequently than quarterly except as the Fund deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

4.  Form and Timing of Response.

(a)  Intermediary agrees to provide, promptly upon request of the Fund or its designee, the requested information specified in paragraph 1 above.  If requested by the Fund or its designee, Intermediary agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in paragraph 1 is itself a financial intermediary (“indirect intermediary”) and, upon further request of the Fund or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in paragraph 1 for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund.

(b)         Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.

(c)          To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format

5. Limitations on Use of Information.  The Fund agrees not to use the information received pursuant to this Amendment for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.

6. Agreement to Restrict Trading.  Intermediary agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Intermediary’s account) that violate policies established or utilized by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.  Unless otherwise directed by the Fund, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are affected directly or indirectly through Intermediary.  Instructions must be received by Intermediary at the address that Intermediary may communicate to Fund in writing from time to time.

7. Form of Instructions.  Instructions to restrict or prohibit trading must include the TIN, ITIN, or GII, if known, and the specific restriction(s) to be executed.  If the TIN, ITIN, or GII is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.  Upon request of the Intermediary, Fund agrees to provide to the Intermediary, along with any written instructions to prohibit further purchases or exchanges of Shares by Shareholder, information regarding those trades of the contract holder that violated the Fund’s policies relating to eliminating or reducing any dilution of the value of the Fund’s outstanding Shares.

8. Timing of Response.  Intermediary agrees to execute instructions from the Fund to restrict or prohibit trading as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Intermediary.

9. Confirmation by Intermediary.  Intermediary must provide written confirmation to the Fund that instructions from the Fund to restrict or prohibit trading have been executed.  Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

10. Termination.  This Amendment to the Agreement will terminate upon the termination of the Fund Participation Agreements.

11. Definitions.  For purposes of this amendment:

9.1 The term “Fund” includes the fund’s principal underwriter and transfer agent.  The term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.*

9.2 The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by the Intermediary.

9.3 Except as otherwise provided in this paragraph 9.3, the term “Shareholder” means the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name.  If you are a retirement plan record keeper, the term “Shareholder” means each retirement plan participant notwithstanding that the retirement plan may be deemed to be the beneficial owner of Shares.  If you are an insurance company, the term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract issued by the Intermediary.

9.4       The term “written” includes electronic writings and facsimile transmissions.

9.5       The term “Intermediary” shall mean a “financial institution” as defined in SEC Rule 22c-2.

9.6                   The term “purchase” does not include the automatic reinvestment of dividends.

9.7       The term “promptly” as used in paragraph 3(a) shall mean as soon as practicable but in no event later than ten business days from the Intermediary’s receipt of the request for information from the Fund or its designee.

9.8       The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit or distribution on death of contract owner as required by the Internal Revenue Code and related regulations; (iii) one-time step-up in Contract value pursuant to a Contract death benefit; (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) pre-arranged transfers at the conclusion of a required free look period.

9.9       The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract or distribution on death of contract owner as required by the Internal Revenue Code and related regulations.

DWS SCUDDER DISTRIBUTORS, INC.

By:	/s/ Philipp Hensler
Name:	Philipp Hensler
Title:	Chief Executive Officer

FIRM:	National Integrity Life Insurance Company

By:	/s/ Kevin L. Howard
Name:	Kevin L. Howard
Title:	Senior Vice President and General Counsel
Date:	2/16/07

* As defined in SEC Rule 22c-2(b), the term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.